UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-41421

Alvotech

(Translation of registrant's name into English)

9, Rue de Bitbourg,

L-1273 Luxembourg,

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [ X ] Form 40-F [ ]

Incorporation by Reference

This Report on Form 6-K (this “Report”) of Alvotech (the “Company”), including Exhibit 99.3 and excluding Exhibits 99.1 and 99.2 attached hereto, shall be deemed to be incorporated by reference into the Company’s registration statements on Forms F-3 (File Nos. 333-266136, 333-273262, 333-275111 and 333-281684), the Company’s registration statement on Form F-3ASR (File No. 333-289006), and the Company’s registration statement on Form S-8 (File No. 333-266881) and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. Exhibits 99.1 and 99.2 to this Report are being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall the be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

FDA Acceptance of BLA for AV16

On June 8, 2026, the Company issued a press release announcing that its Biologics License Application (“BLA”) for AVT16, a proposed interchangeable biosimilar to Entyvio® (vedolizumab) lyophilized vial for intravenous administration, has been accepted for review by the U.S. Food and Drug Administration. The Company expects a review period of up to six months from the date of submission of the BLA. Under a partnership with Teva Pharmaceutical Industries Ltd. (“Teva”), the Company is responsible for development and manufacturing of AVT16, while Teva is responsible for commercialization. A copy of the press release is furnished herewith as Exhibit 99.1.

Q1 2026 Financial Results

The Company has released a copy of its unaudited condensed consolidated interim financial statements, and the accompanying notes thereto, for the three months ended March 31, 2026 filed herewith as Exhibit 99.3. A copy of the press release of the Company published on May 6, 2026 relating to its financial results of three months ended March 31, 2026 is being furnished as Exhibit 99.2.

Forward Looking Statements

Statements contained in this Report regarding matters, events or results that may occur in the future are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements about the timing and likelihood of regulatory filings and approvals for AVT16, including potential approval of AVT16 by the U.S. Food and Drug Administration. Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Words such as “expects,” “plans,” and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based upon the Company’s current expectations and involve assumptions that may never materialize or may prove to be incorrect. Actual results could differ materially from those anticipated in such forward-looking statements as a result of various risks and uncertainties, which include, without limitation, risks related to the regulatory approval process, risks and uncertainties associated with the Company’s business in general, the impact of macroeconomic and geopolitical events and the other risks described in the Company’s filings with the U.S. Securities and Exchange Commission. All forward-looking statements contained in this Report speak only as of the date on which they were made and are based on management’s assumptions and estimates as of such date. The Company undertakes no obligation to update such statements to reflect events that occur or circumstances that exist after the date on which they were made, except as required by law.

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release dated June 8, 2026
99.2	Press Release dated May 6, 2026
99.3	Alvotech Unaudited Condensed Consolidated Interim Financial Statements for First Three Months of 2026 with notes

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alvotech
(Registrant)

Date: June 8, 2026	/s/ Tanya Zharov
Tanya Zharov
General Counsel